Exhibit 99.1

Press release

XPeng Announces Vehicle Delivery Results for June and Second Quarter 2021

07/01/2021

•	6,565 vehicles delivered in June 2021, a record month with a 617% increase year-over-year

•	17,398 vehicles delivered in 2Q 2021, a record quarter with a 439% increase year-over-year

•	4,730 P7s delivered in June 2021, the highest monthly deliveries since the P7’s launch

•	30,738 total vehicles delivered year-to-date, a 459% increase year-over-year

GUANGZHOU, China—(BUSINESS WIRE)— XPeng Inc. (“XPeng” or the “Company,” NYSE: XPEV, HKEX: 9868.HK), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for June 2021 and the second quarter 2021.

XPeng recorded its highest-ever monthly deliveries in June of 6,565Smart EVs, representing a 617% increase year-over-year, and a 15% increase over last month. The Company also achieved a quarterly record of 17,398 deliveries in the second quarter 2021, marking a 439% increase year-over-year.

June deliveries consisted of 4,730 P7s, the Company’s sports smart sedan, and 1,835 G3s, its smart compact SUV. As of June 30, 2021, year-to-date total deliveries reached 30,738 units, representing a 459% increase year-over-year.

P7 deliveries continued record-breaking growth in June, reflecting the P7’s rising popularity among China’s tech-savvy consumers. Since mid-2020, 34,588 P7s have been delivered. The P7’s Navigation Guided Pilot (NGP) highway solutions are attracting wide customer appeal, reinforcing the Company’s commitment to technology innovation.

The Company plans to launch the G3i SUV, the new mid-phase facelift version of G3, in July 2021, with deliveries planned for September this year. XPeng also plans to launch its third production model, the P5 family-friendly smart sedan, in the third quarter 2021 with deliveries expected in the fourth quarter 2021. Upon delivery, the P5 will be the world’s first mass-produced Smart EV equipped with auto-grade LiDAR technology.

About XPeng Inc.

XPeng is a leading Chinese smart electric vehicle company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack autonomous driving technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/electronic architecture. XPeng is headquartered in Guangzhou, China, with offices in Beijing, Shanghai, Silicon Valley and San Diego. The Company’s Smart EVs are manufactured at plants in Zhaoqing and Zhengzhou, located in Guangdong and Henan provinces, respectively. For more information, please visit https://en.xiaopeng.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goals and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

Marie Cheung

XPeng Inc.

Tel: +852 9750 5170 / +86 1550 7577 546

Email: mariecheung@xiaopeng.com

Media Relations

For further information, please contact:

Wonderful Sky Financial Group Ltd.

Angie Li / Jerry Lou / Cici Zhu

Tel: +852 3970 2273 / +852 3970 2157 / +852 3977 1854

Email: angieliy@wsfg.hk / jerrylouzh@wsfg.hk / CiciZhuX@wsfg.hk

Source: XPeng Inc.